Exhibit 99.1

Media Release: CIBC comments on ruling in Cerberus matter

TORONTO, December 2, 2022 – CIBC (TSX:CM) (NYSE:CM) announced today that a New York court issued a liability ruling against CIBC late in the afternoon on December 1, 2022, in a lawsuit brought by a special purpose vehicle controlled by Cerberus Capital Management L.P. (“Cerberus”). The court has not determined any damages against CIBC and will hear the parties’ arguments on damages at a hearing to be held on December 19, 2022.

CIBC disputes the liability ruling and intends to appeal.

The lawsuit, filed by Cerberus in November 2015, relates to an October 2008 transaction in which CIBC issued a limited recourse note to Cerberus specifying certain payment streams, and a subsequent transaction in 2011 in which CIBC sold a residual interest in the specified payment streams to Cerberus. At trial, Cerberus claimed damages of US$1.067 billion (which was inclusive of pre-judgment interest as of March 7, 2022). CIBC will vigorously dispute Cerberus’ measure of damages at the hearing on December 19, 2022.

CIBC had not set aside a provision for this matter in its year-end October 31, 2022 consolidated financial statements as it believed it was more likely than not to prevail at trial, but included a material amount for the matter in the range of reasonably possible losses for legal claims disclosed in aggregate in its consolidated financial statements. CIBC expects to recognize a provision in its first quarter 2023 results, the estimate of which will be informed by developments during the quarter.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network and locations across Canada, with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

For further information: Tom Wallis, tom.wallis@cibc.com or 416-980-4048

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release may include, but are not limited to, CIBC’s intention to contest or appeal the verdict. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: the final outcome of the Cerberus matter; legal and other developments in litigation, such as judicial rulings or findings or any resolution of litigation that differs from what is anticipated or expected. These and other factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.